Exhibit 10.2

January 18, 2012

Dr. Brian Clark Varnum

Santa Monica, CA 90402

Re:      Employment Agreement

Dear Brian:

On behalf of C3 Jian, Inc. (the "Company"), I am pleased to confirm our verbal offer of employment to you for the position of Vice President, Product Development, reporting to the Chief Executive Officer. This letter sets out the terms of your employment with the Company, which will start on March 1, 2012 (the "Start Date").

You will be paid a base salary of $250,000 per annum payable in 24 semimonthly pay periods of twenty thousand eight hundred thirty three dollars ($10,416.66) per month (the "Base Salary"), less applicable tax and other withholdings. Future adjustments to compensation, if any, will be made by the Company in its sole discretion. You may also be eligible to earn an annual cash bonus, beginning in 2012, in accordance with a milestone-based structure to be established by the Board in its sole discretion (and currently referred to as the C3 Jian Employee Incentive Cash Bonus Program). Under this program, you may earn up to thirty percent (30%) of the amount of your Base Salary, on an annual basis, based on your and/or the Company's achievement of certain milestones as determined by the Board. You must be an employee of the Company on December 31 of a particular calendar year in order to be eligible to receive a cash bonus for such year. For the avoidance of doubt, you will be eligible to earn a cash bonus for services provided to the Company during the 2012 calendar year on a pro rata basis (or based upon your actual base compensation during the year).

Upon the commencement of your employment, the Company will grant to you an incentive stock option to purchase 420,000 shares of the Company's common stock (the "Shares") in accordance with the Company's incentive stock option plan and related stock option documents. This option will have an exercise price of $1.35 per share. This option will, subject to your continued employment with the Company as a Vice President, vest and become purchasable as to 25% of the Shares on the first anniversary of the Start Date and as to 2.08% of the total number of Shares at the end of each month thereafter, with any remaining unvested Shares to vest on the fourth anniversary of the Start Date. This option grant will be subject to the terms and conditions of the Company's stock option plan and standard form of stock option agreement, which you will be required to sign as a condition of receiving the option. For the avoidance of doubt, this option will cease vesting upon the termination of your employment with the Company.

The stock option agreement governing this option will provide that, upon a Change in Control (as defined in the stock option plan), the Board will provide for full acceleration of the vesting of such option.

You will also be eligible for fringe benefit plans available to other full-time Company employees, including health/dental insurance coverage, 401(k) plan and other benefit programs, in accordance with the Company's benefit plans and policies. With respect to vacation, you will receive hours of vacation in accordance with the vacation policy outlined in the C3 Jian Employee Handbook. The Company reserves the right to change or eliminate these benefits on a prospective basis at any time. A copy of the Employee Handbook may be made available to you, at your request, prior to signing this Employment Agreement, or within a reasonable time after you have signed the Agreement.

As a condition of your employment, you will be required to sign the Company's standard form of employee nondisclosure and assignment agreement (which will include non-compete and non-solicitation provisions), and to provide the Company with documents establishing your identity and right to work in the United States. Those documents must be provided to the Company as soon as reasonably practical after the Start Date.

Due to your supervisory role in product development activities, it is understood that a condition of your employment is that you must live within a reasonable commuting distance from the Company's headquarters in Marina del Rey, California, so that you are available to your subordinates and members of the senior management team on a daily basis. This is especially important because of the President and CEO's location and commuting schedule.

Your employment with the Company is "at will," is for no specified term, and may be terminated by you or the Company at any time, with or without cause on 30 days' advance notice (provided, that the Company may waive all or a portion of such 30-day advance notice). However, if the Company terminates you without Cause (as defined in the stock option plan) or you resign for Good Reason (as defined below), then the Company shall compensate you with payments of severance equal to (i) an additional three months of your Base Salary at the time of your termination, if your termination occurs prior to the first anniversary of the Start Date, or (ii) six months of your Base Salary at the time of your termination, if your termination occurs on or after the first anniversary of the Start Date. Any such severance payments will be made over a corresponding period of months in accordance with the normal payroll practices of Company, less applicable tax and other withholdings.

"Good Reason" shall mean your resignation due to either of the following, without your express written consent: (i) an involuntary and material diminution of your position, duties or responsibilities; or (ii) the involuntary relocation of your primary office location to more than fifty (50) miles from Marina del Rey, California.

In the event of any dispute or claim relating to or arising out of your employment relationship with the Company, this agreement, or the termination of your employment with the Company for any reason (including, but not limited to, any claim of breach of contract, defamation, wrongful termination or age, sex, sexual orientation, race, color, national origin, ancestry, marital status, religious creed, physical or mental disability or medical condition or other discrimination, retaliation or harassment), you and the Company agree that such dispute or claim shall be hilly resolved by confidential, binding arbitration conducted by a single arbitrator through the American Arbitration Association ("AAA") under the AAA's National Rules for the Resolution of Employment Disputes then in effect, which are available online at the AAA's website at www.adr.org. You and the Company hereby waive your respective rights to have any such dispute or claim tried before a judge or jury.

This agreement, and the non-disclosure and assignment agreement referred to above, constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements between you and the Company. The provisions of this agreement regarding "at will" employment and arbitration may only be modified by a document signed by you and an authorized representative of the Company.

Brian, we look forward to working with you as a member of the management team at C3 Jian. Please sign and date this letter in the space provided below to acknowledge your acceptance of the terms of this agreement.

Sincerely,

C3 Jian, Inc.

By
Todd R. Patrick
Chief Executive Officer

I agree to and accept employment with C3 Jian, Inc. on the terms and conditions set forth in this Employment Agreement, effective as of the Start Date.

Date: 2/8/2012